FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685- 5200
Email: info@LBIX.com

Merriman Capital, Inc.*
Alexandra Petek
415-248-5681
apetek@merrimanco.com
*Member FINRA / SIPC

LEADING BRANDS, INC. ANNOUNCES
Year End Financial Results

Fiscal 2014 Net Income $336,000 or $0.11 per share [$0.04 fully diluted]
Fiscal 2014 EBITDAS $0.42 per share [$0.32 fully diluted]

Company continues successful HappyWater® and WaterBox™ roll out across Canada and eyes Fall U.S. Launch

AGM Materials Filed and Being Mailed to Shareholders of Record as of May 11, 2015
in Connection with June 16, 2015 Meeting

Vancouver, Canada, May 15, 2015, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its 2014 fiscal year, which ended February 28, 2015. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000 and, have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

The Company also announces that it has filed and is mailing a notice of meeting and management information circular (the “Information Circular”) to holders of common shares as of record on May 11, 2015 in connection with its AGM to be held in Vancouver, Canada on Tuesday, June 16, 2015 at 10:00 a.m. Pacific Time. Shareholders are encouraged to read the Information Circular and vote today. The board of directors of Leading Brands recommends that shareholders vote IN FAVOUR of all proposed resolutions.

Net income for the 2014 Fiscal Year was $336,000 or $0.11 per share [$0.04 fully diluted] versus a net income of $1,163,000 or $0.40 the prior year. Gross Revenue for the year slipped 13.1% to $13,862,000 from $15,953,000 as the company experienced lower demand for co-pack services and effective January 1, 2015 entered into a new contract with its largest bottling customer whereby it traded off a longer term for lower pricing. The Company has made significant corresponding changes to its cost structure and those initiatives will continue to take effect over the ensuing two quarters.

Leading Brands CEO, Ralph McRae, confirmed that the roll out of HappyWater® and the Company’s revolutionary WaterBox™ are continuing, unabated. “We have been very successful in obtaining a broad base of listings for these wonderful new products, across Canada.”

Mr. McRae added, “This is an important time for us. After focusing the past few years on developing and refining our HappyWater® brand and securing our bottling business, the time is right for us to transition to once again being brand builders and drive revenue growth. We anticipate introducing our unique, high margin new brand to select premium retailers in the United States this fall.”

The Company’s Investment Banker, Merriman Holdings, Inc. (OTCQB: MERR), the parent company of Merriman Capital, Inc., also continues to search for healthy branded food and beverage opportunities with a strong foothold in the U.S. market and a proven ability to execute there.

2014 net income before stock based compensation (SBC) was $385,000 or $0.13 per share [$0.06 fully diluted] versus $1,217,000 or $0.42 per share [$0.38 fully diluted] in the same period last year. 2014 EBITDAS was $1,207,000 or $0.42 per share [$0.32 fully diluted], versus $2,227,000 or $0.76 per share [$0.70 fully diluted] last year.

Non-GAAP Net Income before SBC is determined as follows:

	FY 2014	FY 2013
Net Income	$336,000	$1,163,000
Add back SBC	49,000	54,000
Net income before SBC	$385,000	$1,217,000

Non-GAAP Net Income per share before SBC is determined as follows:

	FY 2014	FY 2013
Net Income per share	$0.11	$0.40
Add back SBC per share	0.02	0.02
Net Income per share before SBC	$0.13	$0. 42

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	FY 2014	FY 2013
Net Income	$336,000	$1,163,000
Add back:
Interest, net	(11,000)	2,000
Depreciation and Amortization	724,000	753,000
Non-cash stock based compensation	49,000	54,000
Non-cash income tax expense	109,000	255,000
Total Add Backs	871,000	1,064,000
EBITDAS	$1,207,000	$2,227,000

EBITDAS per share reconciles to earnings per share as follows:

	FY 2014	FY 2013
Net Income per share	$0.11	$0.40
Add back:
Interest	0.00	0.00
Depreciation and Amortization	0.25	0.25
Non-cash stock based compensation	0.02	0.02
Non-cash income tax expense	0.04	0.09

EBITDAS per share	$0.42	$0.76

Gross profit margin for the fiscal year was 40.8%, a drop from 45.1% in the same period last year, again reflective of the pricing reduction provided to the Company’s principal co-pack customer as well as product mix.

Discounts, rebates and slotting fees were $489,000 in 2014, down from $639,000 the prior year. SG&A expenses dropped to $4,475,000 from $4,683,000 in the previous year.

The Company paid $175,000 to repurchase 41,008 of its common shares at an average price of $4.27 per share during fiscal 2014.

As at February 28, 2015 the Company had free cash of $1,703,000.

As at February 28, 2015 the Company had outstanding 2,900,542 common shares. The Company believes that its common share price remains significantly undervalued and will continue with the repurchase of its shares at appropriate times.

Your vote at our AGM is important. Please vote today.
The board of directors of Leading Brands recommends that Shareholders vote IN FAVOUR of all proposed resolutions.

How to vote
Shareholders are encouraged to vote using the internet, telephone or by fax.

Registered Shareholders may vote in person at the meeting, by mail, internet: www.investorvote.com, telephone: 1-866-732-8683 (toll free in Canada and US)/312-588-4290 (international), or facsimile: 1-866-249-7775 (toll free in Canada and US)/416-263-9524 (International).

Shareholders who hold shares through a bank, broker or other intermediary will have different voting instructions and should carefully follow the voting instructions provided to them.

Shareholder questions
Shareholders who have questions regarding the Meeting or require assistance with voting may contact the Company's Proxy Agent,
Laurel Hill Advisory Group
Toll free at 1-877-452-7184 (416-304-0211 collect outside Canada and the US) or by email at assistance@laurelhill.com

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™
©2015 Leading Brands, Inc.

This news release is available at www.LBIX.com
# # #
(table follows)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(EXPRESSED IN CANADIAN DOLLARS)

	Year ended	Year ended
	February 28,	February 28,
	2015	2014

Gross sales	$13,862,437	$15,952,929
Less: Discounts, rebates and slotting fees	(489,473)	(639,461)
Net sales	13,372,964	15,313,468

Expenses (Income)
Cost of sales (excluding depreciation shown separately below)	7,912,307	8,408,558
Selling, general & administration expenses	4,475,079	4,682,576
Depreciation	723,610	753,210
Interest	1,355	9,474
Foreign exchange loss	14,220	6,560
Interest income	(11,965)	(7,012)
Change in fair value of derivative liability	(196,428)	39,304
Loss on disposal of assets	10,239	2,095
Total Expenses	12,928,417	13,894,765

Income before taxes	444,547	1,418,703

Income tax provision	108,965	255,408

Net income	$335,582	$1,163,295

Earnings per share
Basic income per share	$0.11	$0.40
Weighted average number of common shares outstanding - basic	2,922,684	2,929,722

Diluted income per share	$0.04	$0.37
Weighted average number of common shares outstanding - diluted	3,192,963	3,246,223